UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
A.D.A.M., Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
00088U108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00088U108	SCHEDULE 13G	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CapitalSource Finance LLC I.R.S. #: 52-2263026

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO (limited liability company)

CUSIP No.	00088U108	SCHEDULE 13G	Page	3	of	5 Pages
Item 1.

(a)	Name of Issuer:
          The name of the issuer is A.D.A.M., Inc., a Georgia corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:
          The principal executive office of the Issuer is located at 1600 RiverEdge Parkway, Suite 100, Atlanta, Georgia 30328-4696.
Item 2.

(a)	Name of Person Filing:
          This statement is being filed on behalf of CapitalSource Finance LLC (the “Reporting Person”).

(b)	Address of Principal Business Office:
          The principal business office of the Reporting Person is located at 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815.

(c)	Citizenship:
          The Reporting Person is a Delaware limited liability company.

(d)	Title of Class of Securities:
          This Schedule 13G relates to the Issuer’s common stock, $0.01 par value per share (the “Common Stock”).

(e)	CUSIP Number:
          The CUSIP number of the Common Stock is 00088U108.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
          N/A

Item 4.	Ownership.
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. 1

[1]	On August 21, 2006, the Reporting Person filed a Schedule 13G to report its beneficial ownership of 784,929 shares of Common Stock issuable upon the conversion of a Convertible Term Loan in the principal amount of $5,000,000. During 2008, the Convertible Term Loan was repaid by the Issuer. On December 31, 2008, in connection with such prepayment, a warrant to purchase 411,667 shares of Common Stock was issued to CS CF Equity I LLC, an indirect subsidiary of the Reporting Person’s parent company, CapitalSource Inc. Through its ownership of the warrant, CS CF Equity I LLC beneficially owns 4.0% of the Issuer’s Common Stock. The Reporting Person disclaims any beneficial ownership of such shares of Common Stock.

CUSIP No.	00088U108	SCHEDULE 13G	Page	4	of	5 Pages
(a)	Amount beneficially owned: 0.

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
          N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
          N/A

Item 8.	Identification and Classification of Members of the Group.
          N/A

Item 9.	Notice of Dissolution of Group.
          N/A

Item 10.	Certification.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	00088U108	SCHEDULE 13G	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2009

CAPITALSOURCE FINANCE LLC, a
Delaware limited liability company

By:	/s/ Steven A. Museles Name: Steven A. Museles
Title: Executive Vice President